SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

VaxGen, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
922390208
(CUSIP Number)
Louis C. Bock
Scale Venture Management I, LLC
950 Tower Lane, Suite 700
Foster City, CA 94404
TELEPHONE: (650) 378-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	922390208	13D	Page	2	of	14

1.	NAME OF REPORTING PERSONS BAVP, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No.	922390208	13D	Page	3	of	14

1.	NAME OF REPORTING PERSONS Scale Venture Management I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No.	922390208	13D	Page	4	of	14

1.	NAME OF REPORTING PERSONS Louis C. Bock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No.	922390208	13D	Page	5	of	14

1.	NAME OF REPORTING PERSONS Kate Mitchell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No.	922390208	13D	Page	6	of	14

1.	NAME OF REPORTING PERSONS Rory O’Driscoll

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

CUSIP No.	922390208	13D	Page	7	of	14

1.	NAME OF REPORTING PERSONS Mark Brooks

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,872,851

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,872,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,872,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O'Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

Page	8	of	14
Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of VaxGen, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”) and Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons” and together with BAVP and Scale, the “Filing Persons”).
(b) The address of the principal place of business for BAVP is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The address of the principal place of business for Scale and the Listed Persons is 950 Tower Lane, Suite 700, Foster City, CA 94404.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen, BAVP is a Delaware limited partnership and Scale is a California limited liability company.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to an Agreement and Plan of Merger and Reorganization by and among the Issuer, Violet Acquisition Corporation, a wholly owned subsidiary of the Issuer (“Merger Sub I”), Violet Acquisition LLC, a wholly owned subsidiary of the Issuer (“Merger Sub II”), diaDexus, Inc. (“diaDexus”) and John E. Hamer, as representative of diaDexus’ stockholders, dated May 28, 2010, as amended on June 24, 2010 (as so amended, the “Merger Agreement”), on July 28, 2010 diaDexus became a wholly owned subsidiary of the Issuer through a merger of Merger Sub I with and into diaDexus with diaDexus as the surviving company (“Merger I”) and immediately following the effectiveness of Merger I, a merger of diaDexus with and into Merger Sub II (“Merger II” and together with Merger I, the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, by virtue of the Merger, the outstanding shares of Series F Preferred Stock of diaDexus (“Series F Preferred”), including shares of Series F Preferred held by BAVP, were converted into the right to receive Common Stock of the Issuer.
The foregoing description of the terms of the Merger Agreement is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Page	9	of	14
Item 4. Purpose of Transaction.
The shares of the Issuer’s Common Stock acquired by BAVP in the Merger (described in Item 3 above) were acquired solely for investment purposes.
Louis C. Bock, a managing member of Scale, the general partner of BAVP, was appointed as a member of the Board of Directors of the Issuer in connection with the Merger.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
As of the date of this Schedule 13D, and except as provided herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
The foregoing description of the terms of the Merger Agreement is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Page	10	of	14
Item 5. Interest in Securities of the Issuer.

				Sole	Shared
	Shares Held	Sole Voting	Shared Voting	Dispositive	Dispositive		Percentage of
Entity	Directly	Power	Power	Power	Power	Beneficial Ownership	Class (1)
BAVP	3,872,851	0	3,872,851	0	3,872,851	3,872,851	7.3%
Scale (2)	0	0	3,872,851	0	3,872,851	3,872,851	7.3%
Louis C. Bock (3)	0	0	3,872,851	0	3,872,851	3,872,851	7.3%
Kate Mitchell (3)	0	0	3,872,851	0	3,872,851	3,872,851	7.3%
Rory O’Driscoll (3)	0	0	3,872,851	0	3,872,851	3,872,851	7.3%
Mark Brooks(3)	0	0	3,872,851	0	3,872,851	3,872,851	7.3%

(1)	The percentage is calculated based upon 53,067,057 shares of the Issuer’s Common Stock outstanding, which is the sum of (a) 33,106,523 shares outstanding as of April 30, 2010 as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2010 and (b) 19,960,534 shares of the Issuer’s Common Stock issued on July 28, 2010 pursuant to the closing of the transactions contemplated in the Merger Agreement.

(2)	Scale is the general partner of BAVP.

(3)	The Listed Person is a managing member of Scale. The shares are held by BAVP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Voting Agreement
On May 28, 2010, in connection with the Merger Agreement, BAVP entered into a Voting Agreement with the Issuer (the “Voting Agreement”) pursuant to which BAVP agreed to vote the shares of capital stock of diaDexus held by it (i) in favor of the adoption of the Merger Agreement and approval of the Merger and (ii) against approval of any proposal in opposition to or in competition with the consummation of the Merger.
Lock-Up Agreement
On May 28, 2010, in connection with the Merger Agreement, BAVP entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”) pursuant to BAVP agreed to not effect any sale, transfer or other disposition of any Issuer Common Stock received in the Merger unless such sale, transfer or other disposition is made in compliance with the resale provisions set forth in paragraph (d) of Rule 145 of the Securities Act of 1933, as amended (the “Securities Act”), as if such stockholder were deemed an “affiliate” of diaDexus, as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act.

Page	11	of	14
Escrow
Pursuant to the terms of the Merger Agreement, BAVP was entitled to receive an aggregate of 3,872,851 shares of Common Stock in connection with the Merger. Of the 3,872,851 shares, 395,997 shares are held in escrow and subject to forfeiture following the closing date of the Merger for indemnity claims. BAVP is entitled to vote the shares held in escrow for its benefit.
Directorship
In connection with the Merger, Louis C. Bock was appointed to the Issuer’s board of directors, as provided by the Merger Agreement.
The foregoing descriptions of the terms of the Merger Agreement, the Voting Agreement and the Lock up Agreement are intended as a summary only and are qualified in their entirety by reference to the Merger Agreement, the Voting Agreement and Form of Lock up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.
Other than as described in this Schedule 13D, to the best of the BAVP’s, Scale’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
A.	Agreement and Plan of Merger and Reorganization, dated May 28, 2010, by and among VaxGen, Inc., Violet Acquisition Corporation, Violet Acquisition LLC, diaDexus, Inc. and John E. Hamer as the agent of diaDexus’ stockholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

B.	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated June 24, 2010, by and among VaxGen, Inc., Violet Acquisition Corporation, Violet Acquisition LLC, diaDexus, Inc., and John E. Hamer as the agent of diaDexus’ stockholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2010).

C.	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

D.	Form of Lock up Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

E.	Agreement regarding filing of joint Schedule 13D.

Page	12	of	14
[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2010

BAVP, LP			SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC,
its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock

	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell

	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Brooks

	Name:	Rory O’Driscoll		Name:	Mark Brooks

EXHIBITS
A.	Agreement and Plan of Merger and Reorganization, dated May 28, 2010, by and among VaxGen, Inc., Violet Acquisition Corporation, Violet Acquisition LLC and diaDexus, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

B.	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated June 24, 2010, by and among VaxGen, Inc., Violet Acquisition Corporation, Violet Acquisition LLC, diaDexus, Inc., and John E. Hamer as the agent of diaDexus’ stockholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2010).

C.	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

D.	Form of Lock up Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2010).

E.	Agreement regarding filing of joint Schedule 13D.

EXHIBIT E
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of VaxGen, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 4th day of August, 2010.

BAVP, LP			SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC,
its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock

	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell

	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Brooks

	Name:	Rory O’Driscoll		Name:	Mark Brooks